[redacted]

08027520

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2008 Estimated average burden hours per response. . .12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43520

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC Mail Processing Section
FEB 28 2008
Washington, DC
106

REPORT FOR THE PERIOD BEGINNING 01/01/07 AND ENDING 12/31/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Holland Capital Management, L.P.

OFFICIAL USE ONLY
28213
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One North Wacker Drive
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Catherine E. Lavery (312) 553-4840
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Chizek and Company LLC
(Name - *if individual, state last, first, middle name)*

One Mid America Plaza, Suite 700, P.O. Box 3697	Oak Brook	IL	60522-3697
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 18 2008
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Catherine E. Lavery, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Holland Capital Management, L.P., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

OFFICIAL SEAL
CYNTHIA GENTILE
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/26/11

Cynthia Gentile

Notary Public

By: Holland Capital Management, Inc.

Catherine E. Lavery, Vice President

Catherine E. Lavery

Signature

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition (Statement of Cash Flows).
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOLLAND CAPITAL MANAGEMENT, L.P.
Chicago, Illinois

STATEMENT OF FINANCIAL CONDITION
December 31, 2007

CONTENTS

Crowe

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

To the Partners of
Holland Capital Management, L.P.

We have audited the accompanying statement of financial condition of Holland Capital Management, L.P. (the Company) as of December 31, 2007 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Holland Capital Management, L.P. as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Oak Brook, Illinois
February 26, 2008

HOLLAND CAPITAL MANAGEMENT, L.P.
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS	
Cash and cash equivalents	$ 5,949,152
Asset management fees receivable	1,870,739
Securities owned	302,979
Furniture, equipment, software, and leasehold improvements, net of accumulated depreciation and amortization of $477,023	90,548
Deposit with clearing broker	25,000
Prepaid expenses and other assets	422,618
Total assets	$ 8,661,036
LIABILITIES AND PARTNERS' CAPITAL	
Liabilities	
Accounts payable and accrued expenses	$ 925,176
Total liabilities	925,176
Partners' capital	7,735,860
Total liabilities and partners' capital	$ 8,661,036

The accompanying notes are an integral part of
this statement of financial condition.

NOTE 1 - ORGANIZATION

Holland Capital Management, L.P. (the Company) was organized as a limited partnership on March 13, 1991 under the laws of the state of Delaware for the purpose of providing investment services. The Company is registered as an investment adviser with the Securities and Exchange Commission under the Investment Advisers Act of 1940. The Company is also the Investment Advisor to the Lou Holland Growth Fund (the Growth Fund). In addition, through December 31, 2007, the Company was a registered member of the Financial Industry Regulation Authority (FINRA) as a broker/dealer in securities. The Company voluntarily withdrew this registration and ceased its securities broker/dealer operations effective December 31, 2007. The Company's office is in Chicago, Illinois.

Effective January 1, 2008, Holland Capital Management, L.P. converted from a Delaware limited partnership to a Delaware limited liability company and changed its name to Holland Capital Management LLC.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial conditions as well as the disclosures provided. Actual results may differ from those estimates.

Cash and Cash Equivalents: At December 31, 2007, cash and cash equivalents consist primarily of $4,904,492 on deposit at Chase Bank and $1,041,597 invested in the Federated money market fund.

Securities Owned: Marketable securities are valued at estimated fair market value. Securities transactions are recorded on trade date.

Depreciation and Amortization: Depreciation and amortization of furniture, office equipment, software, and leasehold improvements are computed on the basis of estimated useful lives using the straight-line method or the terms of the respective lease, whichever is less.

Income Taxes: Federal income taxes are the responsibility of the partners and are not included in the accompanying financial statements. The Company may be responsible for Illinois replacement tax.

(Continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition: Commissions and related clearing expenses are recorded on a trade-date basis. Asset management fees are invoiced quarterly in arrears but are recognized as earned over the term of the contract.

NOTE 3 - SECURITIES OWNED

Securities owned consisted of the following at December 31, 2007:

	Market Value
NASDAQ Stock Market, Inc. common stock	$ 197,960
Debt securities issued by U. S. government entities	105,019
	$ 302,979

NOTE 4 - RELATED PARTIES

Asset management fees and other receivables from the Lou Holland Growth Fund were $58,500 at December 31, 2007.

NOTE 5 - RETIREMENT PLAN

The Company has an employee 401(k) and profit sharing plan covering all of its eligible employees. The Company may elect to match employee contributions up to a certain predefined amount, and may also make discretionary contributions to the plan subject to certain limitations as set forth in the plan agreement.

NOTE 6 - CREDIT FACILITY ARRANGEMENTS

At December 31, 2007, the Company had an irrevocable letter of credit with a bank in the amount of $48,898 securing the lease of the office. Under the terms of the letter of credit, 1% of the face value of the letter of credit is billed quarterly in arrears. There were no outstanding borrowings at December 31, 2007.

(Continued)

NOTE 7 - OFFICE LEASE

The Company leases its office facility. Rent commitments are as follows:

2008	$ 232,390
2009	238,187
2010	244,186
2011	250,311
2012	62,962
	$ 1,028,036

NOTE 8 - DISTRIBUTIONS TO LIMITED PARTNERS

The general partner may, at its sole discretion, make distributions of cash at any time. Distributions shall be made solely to the limited partners pro rata in proportion to each limited partner's capital account

NOTE 9 - AGREEMENT WITH PERSHING

The Company has an agreement whereby the Company transacts, on a fully disclosed basis, its securities transactions through Pershing LLC (Pershing), a wholly owned subsidiary of The Bank of New York Company, Inc. Pursuant to this agreement, the Company is ultimately responsible for payment of securities purchased and delivery of securities sold by its customers. Pershing provides the Company with certain back office support and clearing services on all principal exchanges. As a condition of this agreement, the Company maintains cash of $25,000 in its clearing deposit account at Pershing.

NOTE 10 - REGULATORY CAPITAL REQUIREMENTS

As a broker/dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, as these terms are defined. At December 31, 2007, the Company had net capital of $5,351,431, which was $5,289,753 in excess of its required net capital of $61,678. The Company's ratio of aggregate indebtedness to net capital was 0.17 to 1.0 at December 31, 2007.

Since the Company ceased its broker/dealer operations, it will not be subject to Rule 15c3-1 after 2007.

END